EXHIBIT 12
FIRST REPUBLIC PREFERRED CAPITAL CORPORATION
(A Majority-Owned Subsidiary of First Republic Bank)
STATEMENT OF COMPUTATION OF
RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended	Six Months Ended		Year Ended
($ in thousands)	Dec. 31, 2011	Dec. 31, 2010	June 30, 2010	Dec. 31, 2009	Dec. 26, 2008	Dec. 28, 2007
I. Earnings:
Net income	$17,329	$9,314	$7,073	$13,887	$15,881	$19,410
Fixed charges excluding preferred stock dividends	—	—	—	—	—	—
Earnings before fixed charges	$17,329	$9,314	$7,073	$13,887	$15,881	$19,410
II. Fixed charges:
Preferred stock dividends	$10,125	$5,063	$5,062	$10,181	$10,125	$13,540
III. Ratios of earnings to fixed charges	1.71x	1.84x	1.40x	1.36x	1.57x	1.43x